(m)(3)(A)(ii)

July 20, 2012

ING Investors Trust
7337 East Doubletree Ranch Road
Suite 100
Scottsdale, Arizona 85258

Ladies and Gentlemen:

          By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, ING Investments Distributor, LLC (the “Distributor”) agrees to waive, from July 20, 2012 through May 1, 2014, a portion of its distribution fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratio of ING Bond Portfolio (formerly, ING American Funds Bond Portfolio, the “Portfolio”), a series of ING Investors Trust, subject to shareholder approval of the de-coupling of the Portfolio from a master-feeder fund structure into a traditional fund structure and the appointment of a sub-adviser, shall be as follows:

Series	Maximum Operating Expense Ratio (as a percentage of average net assets)
ING Bond Portfolio (formerly, ING American Funds Bond Portfolio)	0.75%

          The Distributor acknowledges that: (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future; and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future.

Sincerely,

/s/ Michael J. Roland
Michael J. Roland
Executive Vice President

Agreed and Accepted:
ING Investors Trust

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

7337 E. Doubletree Ranch Rd.	Tel: 480-477-3000	ING Investments Distributor, LLC
Suite 100	Fax: 480-477-2744
Scottsdale, AZ 85258-2034	www.ingfunds.com